SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the month of February, 2006
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




Durango, Dgo, Mexico, Feb 27, 2005- Corporacion Durango, S.A. de C.V. (BMV:
CODUSA) ("Durango" or the "Company"), the largest integrated paper producer in Mexico,today announced its unaudited consolidated results for the 2005 fourth quarter and full year. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of December 31, 2005 converted into U.S. dollars using the exchange rate at December 31, 2005.


INDUSTRY BUSINESS ENVIRONMENT  2005

Continuing high energy, transportation, and chemical cost again ripped into the earnings of U.S. pulp, paper and packaging companies in the fourth quarter, as well as for the full year 2005. This was particularly harder for the Canadian and Mexican industry, due to its stronger currencies which continued hurting competitiveness and profits


H I G H L I G H T S  2005

Financial and operating fundamentals of Company strengthened in 2005;
Durango believes that its operating results outperformed the industry average in 2005 and in 4Q05;
In 2005 EBITDA was US$80.3 Million compared with US$85.8 million in 2004
In 4Q05, The company's EBITDA was US$18.2 Million compared to US$29.6 million in 4Q05
In 2005, Durango implemented a successful cost reduction program and capital expenditure discipline; and
In 2005, Durango achieved net debt reduction of US$35 million.


GOALS FOR 2006


Durango's management has designed an strategic plan to further improve its financial and operating fundamentals during 2006;
On the financial side, Durango plans to reduce debt prepaying US$100 million during 2006. In line with this commitment during the last two months the company has already prepaid US$55 million of its debt;
On the operating side, Durango plans to increase capacity and domestic market share through the incorporation of certain productive asset that would not require the Company to incur additional debt.

Both initiatives would substantially enhance the company's fundamentals after a successful financial restructuring.

DURANGO'S BUSINESS ENVIRONMENT  2005

The Company was able to weather, better than the industry, the tough Mexican business environment, largely due to initiatives carried out during 2005 to exploit its four key competitive advantages:

Lower energy mix cost than for the U.S. industry;
Lower domestic fiber mix cost than for the U.S. industry;
Lower SG&A and overhead expenses than that of its peers; and Dominant market share position in Mexico.

DURANGO'S PERFORMANCE

Item					4Q05	4Q04	%	Ac05	Ac04	%
Total Shipments ('000 Short Tons)	336.6	320.4	5%	1,336.5	1,304.5	2%
Pricing (US$/Short Ton)			543	567	-4%	556	524	6%
Net Sales (US$ Million)			182.7	181.5	1%	743.0	683.8	9%
Unit Cost (US$/Short Ton)		473	473	0%	486	449	8%
EBITDA (US$ Million)			18.2	29.6	-39%	80.3	85.8	-6%
EBITDA Margin				10%	16%	N/A	11%	13%	N/A


SHIPMENTS

The Company's total shipments increased by 2% in 2005 compared with 2004, and increased by 5% in 4Q05 compared with the 4Q04.

Shipments (000 Short Tons)	4Q05	4Q04	%	Ac05		Ac04	    %

Paper				152.4	142.5	  7%	  618.1		  620.7	    0%
Packaging			181.3	174.7	 -4%	  708.6		  672.1	    5%
Other				  2.9	  3.2	-11%	    9.7		   11.7	  -17%
Total				336.6	320.4	  5%	1,336.5		1,304.5	    2%


PRICE

Durango's average sales price per short ton increased by 6% to US$556 in 2005 from US$524 in 2004,and decreased by 4% to US$543 in 4Q05 from US$567 in 4Q04.

Prices (US$/Short Ton)		4Q05	4Q04	%	Ac05	Ac04	%
Paper				479	538	-11%	516	490	 5%
Packaging			590	584	  1%	585	551	 6%
Other				956	846	 13%	936	793	18%
Mix Price (US$/Short Ton)	543	567	 -4%	556	524	 6%

NET SALES

Total net sales increased by 9% to US$743.0 million in 2005 from US$683.8 million in 2004, and increased by 1% to US$182.7 million in 4Q05 from US$181.5 million in 4Q04.

Net Sales (US$ Million)		4Q05	4Q04	%	Ac05	Ac04	%
Paper				72.9	76.7	-5%	319.2	304.5	5%
Packaging			107.1	102.1	5%	414.7	370.1	12%
Other				2.7	2.7	1%	9.1	9.3	-2%
Total				182.7	181.5	1%	743.0	683.8	9%


PRODUCTION COST

Unit production cost increased by 8% in 2005 compared to 2004 due to increases in the cost of energy, fuel, labor, transportation and chemicals and an increase in the rate of appreciation of the Mexican peso against the U.S. dollar rate. Unit production cost remained flat in 4Q05 compared to 4Q04.

Unit Cost (US$/Short Ton)	4Q05	4Q04	%	A05	Ac04	%
Total				473	473	0%	486	449	8%


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A expenses increased by 3% to US$60.9 million in 2005 from US$58.9 million in 2004, and decreased by 6% to US$17.2 in 4Q05 from US$18.2 million in 4Q04.


EBITDA

EBITDA decreased by 6% in 2005 compared to 2004. EBITDA as a percentage of net sales was 11% in 2005 compared to 13% in 2004.

EBITDA (US$ Million)	Ac05	Margin	Ac04	Margin	%
Paper			36.6	11%	32.9	11%	 11%
Packaging		41.6	10%	52.1	14%	-20%
Other			 2.2	24%	 0.8	9%	170%
Total			80.3	11%	85.8	13%	 -6%


EBITDA decreased by 39% in 4Q05 compared to 4Q04. EBITDA as a percentage of net sales was 10% in 4Q05 compared to 16% in 4Q04, due to our inability to pass higher costs completely to our customers and to the weakness of the international pricing of containerboard and newsprint.

EBITDA (US$ Million)	4Q05	Margin	4Q04	Margin	%
Paper			 8.7	12%	13.5	 18%	-35%
Packaging		 8.9	 8%	16.7	 16%	-47%
Other			 0.5	20%	-0.6	-23%	 N/A
Total			18.2	10%	29.6	 16%	-39%


*EBITDA.- According to the Company's Restructured Credit Agreement, Consolidated EBITDA means, for any period, the sum of the following for the Company and its Subsidiaries: a) operating income for such period; b) to the extent deducted in determining such operating income for such period, the sum of the following: i) depreciation, ii) amortization, iii) any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv) the aggregate amount of all cash severance payments actually made in cash, v) taxes paid or payable, and vi) non-cash charges incurred in connection with pension plans; and c) the aggregate amount of interest income accrued during such period.

NET INCOME

Net income decreased to US$0.4 million in 2005 from US$8.9 million in 2004. Net income was a loss of US$4.9 million in 4Q05 from a gain of US$76.4 million in 4Q04 due to a non-cash item during 2004 which is not recurrent.


DEBT REDUCTION PROGRAM

The Company has adopted a debt reduction program under which it plans to reduce its outstanding debt by US$100 Million during 2006. During the first two moths of this year the Company has prepaid US$55 Million. The program has been and will be funded by equity contributions from the Company's principal shareholders by US$30.0 Million, the divestment of non-strategic assets, and internal cash flow. Under this program, the Company plans to prepay certain secured debt of its subsidiaries, this initiative should allow the company to reduce approximately US$20.0 Million annually in debt service (interest and amortization).

CEO STATEMENT

Commenting on the industry and the Company's outlook, Miguel Rincon, Durango Chairman and CEO, said . . .
"During 2005, the overall industry experienced increases in sales and prices for products, rationalized high-cost capacity, and implemented restructuring and cost-reduction initiatives to cope with business conditions. These efforts, however, were not sufficient to offset the higher costs for energy, chemicals and transportation."

"Market conditions have finally begun to improve. Paper and packaging demand has rebounded, inventories are at their lowest levels in years, and we are implementing previously announced price increases. These conditions should lead to better results as we move through the year. However, we do not expect meaningful sequential earnings improvement in the first quarter of 2006 due to seasonally lower volume, continued inflationary cost pressures, and a stronger Mexican currency."

"The industry, and particularly Durango, continue building stronger fundamentals which should provide the foundation for long-term meaningful improvement in results and return on investment," concluded Rincon.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES                                                                  10.6344
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND DECEMBER 31, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, Dec 31,     Dec 31,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    859,886$    692,262      65,096
  Accounts receivable, net .........................   1,720,262   1,714,232     161,197
  Taxes recoverable and other assets ...............     145,988           0           0
  Inventories, net .................................   1,105,815   1,206,825     113,483
  Prepaid expenses .................................       6,711      19,695       1,852
  Current assets of discontinued operations ........     107,973           0           0
            Total current assets ...................   3,946,635   3,633,014     341,628
PROPERTY, PLANT AND EQUIPMENT, net .................  11,433,228  10,940,975   1,028,829
OTHER ASSETS, net ..................................     350,785     304,139      28,600
Noncurrent assets of discontinued operations .......     257,598           0           0
            Total  assets ..........................$ 15,988,246$ 14,878,128   1,399,057

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     181,983     257,572      24,221
  Interest payable .................................      15,920      12,911       1,214
  Trade accounts payable ...........................     753,464     875,590      82,336
  Notes payable ....................................      49,887      48,430       4,554
  Accrued liabilities ..............................     708,875     443,019      41,659
  Employee profit-sharing ..........................         876         890          84
  Current liabilities of discontinued operations ...     131,138           0           0
            Total  current liabilities .............   1,842,143   1,638,412     154,067
LONG-TERM DEBT .....................................   7,178,232   6,505,139     611,707
LONG-TERM NOTES PAYABLE ............................      89,927      67,767       6,372
DEFERRED TAXES......................................   1,483,957   1,620,151     152,350
LIABILITY FOR EMPLOYEE BENEFITS.....................     315,706     307,899      28,953
LIABILITY FOR CAPITALIZATION .......................   3,264,164           0           0
LONG TERM LIABILITIES OF DISCONTINUED OPERATIONS....     150,181           0           0
            Total long term liabilities ............  12,482,167   8,500,956     799,383
            Total  liabilities .....................  14,324,310  10,139,368     953,450
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,583,884   4,715,700     443,438
  Minority interest ................................      80,052      23,060       2,168
            Total stockholders' equity .............   1,663,936   4,738,760     445,607
            Total liabilities and stockholders' equi$ 15,988,246$ 14,878,128   1,399,057
               Exchange rate: $ 10.6344

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005
(Stated in thousands of Pesos and Dollars)
                                                                                              *
                                                                  Full Year   Acum. Dec   Acum. Dec
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$     63,915$      1,877         177
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     438,236     426,019      40,060
       Amortization of debt issuance cost and other
           financing costs .....................................     338,148           0           0
       Loss on sale of property, plant and equipment ...........      22,844       7,907         744
       Impairment of long-lived assets .........................     479,130     -78,262      -7,359
       Deferred income taxes ...................................    -531,254     304,515      28,635
       Other....................................................      17,020      33,604       3,160
       Total items which do not require cash....................     764,124     693,783      65,240
  Net resources generated from income ..........................     828,039     695,660      65,416
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      73,190    -101,010      -9,498
    Decrease (Increase) in current assets ......................     -29,316     133,004      12,507
    Decrease (increase) in account receivables, net ............     135,582       6,030         567
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -181,092    -148,182     -13,934
  Resources generated by continued operating  ..................     826,403     585,502      55,057
  Assets and liabilities discontinued ..........................      22,637     -23,165      -2,178
  Resources generated by operating activities ..................     849,040     562,337      52,879
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -625,767  -3,926,731    -369,248
       Increase (Decrease) in capital ..........................          49     287,819      27,065
       Gain on shares sales ....................................           0   2,943,981     276,836
  Net resources generated from financing activities ............    -625,718    -694,931     -65,347
INVESTMENT ACTIVITIES:
       Restricted cash..........................................     171,195           0           0
       Acquisition of property, plant and equipment.............    -214,181     -83,876      -7,887
       Sale of property, plant and equipment....................      16,483      47,236       4,442
       Profit on sale of discontinued operations................           0      71,483       6,722
       Acquisition of shares ...................................           0     -54,089      -5,086
       Increase in deferred assets .............................     -34,856     -15,784      -1,484
  Net resources applied to investing activities ................     -61,359     -35,030      -3,294
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     161,963    -167,624     -15,762
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     697,923     859,886      80,859
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    859,886$    692,262US    65,096

* The exchange rate of 10.6344 was used for translation purposes.

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005

                                           Thousands of Pesos                 Thousands of Dollars
                                              4Q          4Q                      4Q          4Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 2,071,686$  1,943,216         -6%     181,527     182,729          1%
COST OF SALES ...........................  1,728,545   1,692,735         -2%     151,581     159,175          5%
     Gross profit........................    343,141     250,481        -27%      29,946      23,554        -21%

     Selling and Administrative expenses     196,716     194,059         -1%      17,216      18,249          6%
     Operating income ...................    146,425      56,422        -61%      12,730       5,305        -58%
FINANCIAL EXPENSE:
Interest expense ........................     75,995     135,692         79%       6,611      12,759         93%
Interest income .........................    -21,645     -14,247        -34%      -1,880      -1,340        -29%
Exchange (gain) loss, net ...............   -232,388     -98,225        -58%     -20,171      -9,237        -54%
Gain on monetary position ...............   -195,008    -100,052        -49%     -16,910      -9,409        -44%
  Total financial expense ...............   -373,046     -76,832        -79%     -32,350      -7,227        -78%
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -63,377     -15,378        -76%      -5,515      -1,446        -74%
  Total other income (expense) ..........    -63,377     -15,378        -76%      -5,515      -1,446        -74%
  Income (loss) before income and asset t    456,094     117,876        -74%      39,565      11,086        -72%
Provisions for income and asset taxes ...    -96,826      15,513     N/A          -8,359       1,459     N/A
Provision for deferred income taxes .....   -190,763     260,189     N/A         -16,645      24,467     N/A
  Net income after taxes ................    743,683    -157,826     N/A          64,569     -14,840     N/A
Impairment ..............................    -69,096     -78,262         13%      -5,997      -7,359         23%
Discontinued operations .................    -64,394     -25,026        -61%      -5,589      -2,353        -58%
Equity in the income of associated compan     -2,736      -1,901        -31%        -237        -179        -24%
Net income before minority interest......$   879,909$    -52,637     N/A          76,392      -4,949     N/A
  Minority interest......................      7,396     -28,076     N/A             640      -2,639     N/A
  Majority net income....................$   872,513$    -24,561       -103%      75,752      -2,310       -103%

  Operating income ......................    146,425      56,422        -61%      12,730       5,305        -58%
  Depreciation & amortization ...........    104,157      98,361         -6%       9,118       9,249          1%
  Interest income .......................     21,645      14,247        -34%       1,880       1,340        -29%
  Employee retirement obligations .......     34,316      15,569        -55%       2,979       1,464        -51%
  Allowance for doubtful accounts .......     32,508       8,623        -73%       2,903         811        -72%
  EBITDA ................................    339,051     193,222        -43%      29,610      18,169        -39%

CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF DECEMBER 31, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 8,039,294$  8,150,369          1%     683,804     743,001          9%
COST OF SALES ...........................  6,889,515   7,119,117          3%     586,346     649,180         11%
     Gross profit........................  1,149,779   1,031,252        -10%      97,458      93,821         -4%

     Selling and Administrative expenses     694,128     666,419         -4%      58,891      60,874          3%
     Operating income ...................    455,651     364,833        -20%      38,567      32,947        -15%
FINANCIAL EXPENSE:
Interest expense ........................  1,158,265     567,369        -51%      96,166      51,476        -46%
Interest income .........................    -41,503     -41,429          0%      -3,528      -3,765          7%
Exchange (gain) loss, net ...............    -62,561    -334,471        435%      -6,887     -30,706        346%
Gain on monetary position ...............   -469,359    -194,607        -59%     -39,514     -17,772        -55%
  Total financial expense ...............    584,842      -3,138     N/A          46,237        -767     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     61,224    -114,331     N/A           5,003     -10,208     N/A
  Total other income (expense) ..........     61,224    -114,331     N/A           5,003     -10,208     N/A
  Income (loss) before income and asset t    -67,967     253,640     N/A          -2,667      23,506     N/A
Provisions for income and asset taxes ...     28,514      98,894        247%       2,054       9,062        341%
Provision for deferred income taxes .....   -531,254     304,515     N/A         -45,288      28,072     N/A
  Net income after taxes ................    434,773    -149,769     N/A          40,567     -13,628     N/A
Impairment ..............................    479,130     -78,262     N/A          40,935      -7,359     N/A
Discontinued operations .................   -105,536     -71,483        -32%      -9,053      -6,521        -28%
Equity in the income of associated compan     -2,736      -1,901        -31%        -237        -179        -24%
Net income before minority interest......$    63,915$      1,877        -97%       8,922         431        -95%
  Minority interest......................       -177     -50,953      28687%           2      -4,566    -228400%
  Majority net income....................$    64,092$     52,830        -18%       8,920       4,997        -44%

  Operating income ......................    455,651     364,833        -20%      38,567      32,947        -15%
  Depreciation & amortization ...........    426,272     415,012         -3%      36,111      37,789          5%
  Interest income .......................     41,503      41,429          0%       3,528       3,765          7%
  Employee retirement obligations .......     39,200      41,659          6%       3,384       3,824         13%
  Allowance for doubtful accounts .......     48,371      21,987        -55%       4,216       2,008        -52%
  EBITDA ................................  1,010,997     884,920        -12%      85,806      80,333         -6%



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  February 27, 2006		By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer